Exhibit 21.1

SUBSIDIARIES OF THE REGISTRANT

NAME	STATE OR COUNTRY OF ORGANIZATION OR INCORPORATION
ALLDATA LLC	Nevada
AutoZone.com, Inc.	Virginia
AutoZone de México, S. de R.L. de C.V.	Mexico
AutoZone Development LLC	Nevada
AutoZone IP LLC	Nevada
AutoZone Northeast LLC	Nevada
AutoZone Parts, Inc.	Nevada
AutoZone Puerto Rico, Inc.	Puerto Rico
AutoZone Stores LLC	Nevada
AutoZone Texas LLC	Nevada
AutoZone West LLC	Nevada
Riverside Captive Insurance Company	Arizona

In addition, 30 subsidiaries operating in the United States and 24 subsidiaries operating outside of the United States have been omitted as they would not, considered in the aggregate as a single subsidiary, constitute a significant subsidiary as defined by Rule 1-02(w) of Regulation S-X.